Filed by: Fifth Third Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Comerica Incorporated

(Commission File No.: 001-10706)

Date: December 11, 2025

The following excerpt of the transcript of a presentation and Q&A by Fifth Third Bancorp CEO Timothy N. Spence at the 2025 Goldman Sachs Financial Services Conference was made available by Fifth Third Bancorp on December 10, 2025.

Ryan Matthew Nash

Goldman Sachs Group, Inc., Research Division

Right. Kicking off the second day, we are pleased to have Fifth Third joining us once again. Fifth Third has continued to execute on its strategy, including building out its Southeast footprint, growing fees faster than the balance sheet, maintaining excellent cost control. More recently, it announced its intention to buy Comerica Bank, just its second bank acquisition in the last 20 years.

Here to tell us more about the path ahead is Chairman and CEO, Tim Spence. Tim is going to walk us through some slides, and then we will have a Q&A session.

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Timothy N. Spence

I’m happy to provide a little bit of additional detail on our plans for our pending acquisition of Comerica.

When we announced the acquisition in October, we highlighted the fact that it was a rare combination that worked on all time horizons. No dilution to TBV per share at close, 9% EPS accretion and peer-leading profitability in 2027 and a platform for strategic growth for the next decade. As our teams have commenced integration planning and as Curt Farmer and I have met in person with roughly 2,000 Comerica colleagues in townhalls across Michigan, Texas and California, I’m even more confident today in our ability to achieve those results.

We continue to feel confident that we will close the transaction in the first quarter of 2026. Regulatory applications were filed in October, and we expect approval around the new year with shareholder votes for both Fifth Third and Comerica scheduled for January 6. Once we close, 2026 will be a very busy year as we work to deliver successful customer and systems conversions and to unlock the $850 million in expense synergies. As we’ve said before, savings will come primarily from the elimination of facilities, systems, vendors and some headcount reductions concentrated in overhead and noncustomer-facing roles.

In 2027, we expect the company to have a return on tangible common equity of 19% and an efficiency ratio in the low to mid-50s, both of which would be #1 in our peer group today. Over 5 years, we see an opportunity to deliver more than $0.5 billion in incremental annual revenue synergies, which were not contemplated in the deal economics coming from 4 areas: first, scaling Comerica’s middle market platform and vertical expertise; second, deepening Comerica’s commercial and wealth management client relationships to reach Fifth Third client wallet share levels; third, building out Comerica’s retail banking business with the Fifth Third playbook and the 150 Texas de novo branches that we announced; and fourth, creating a differentiated innovation banking business through the combination of Comerica’s tech and life sciences industry vertical and Fifth Third’s Newline platform.

Comerica’s middle market platform and specialty verticals are widely recognized as the crown jewels of their franchise. Unleashing them is job #1 for us. Since 2021, given balance sheet constraints and competing investment priorities, Comerica’s middle market loan growth was less than 1% per year. By leveraging Fifth Third’s larger balance sheet and stable funding base, ABL and specialty lending product capabilities and investment capacity to add experienced RM talent, we are confident we can boost middle market loan growth and relationship growth across the combined company to the 5% to 6% annual growth rate that Fifth Third has delivered over the past 5 years.

Second opportunity, as I mentioned, is deepening Comerica’s existing relationships across commercial and wealth management. Today, Comerica generates roughly 169 basis points in commercial payments and capital markets fees per $1 in C&I loans, where Fifth Third generates 188 basis points or about 10% more of that amount. As Comerica’s bankers have access to Fifth Third’s differentiated payments products and capital markets platforms, we’re confident we’ll see increased wallet share.

Similarly, Comerica generates about $7 in AUM for every dollar in loans in its private bank where the ratio is greater than 10:1 in Fifth Third’s Private Bank. We believe there’s a best of both opportunity both to increase AUM among Comerica clients and to boost lending among Fifth Third Private Bank clients going forward. The third opportunity and most material of the group is building out Comerica’s retail franchise across deposits, lending and investments.

We believe we’ll see an immediate same branch deposit production increase once Comerica’s colleagues have access to Fifth Third’s data-driven direct marketing, products and digital capabilities. We also expect to produce a lift in same branch investment and loan production as we add investment in executives and mortgage loan officers to match Fifth Third’s existing staffing and gearing ratios over time.

As we add 150 de novo branches to Texas through 2029, we expect to achieve top 5 locational shares in Dallas, Houston and Austin, which constitutes a $10 billion additional deposit opportunity as those branches season. The fourth opportunity is building a differentiated innovation economy banking platform. Comerica is well known in the venture community, having operated its Tech and Life Sciences business since the early 1990s. They possess a broad portfolio of VC relationships and banking and lending expertise.

When combined with Fifth Third’s fintech credibility, embedded payments offerings and balance sheet strength, we believe there’s an incremental opportunity to serve the innovation economy that’s powering the growth of the U.S. overall. We’re in the initial stages of developing our strategy here, but we believe it constitutes a very significant deposit and fee opportunity in particular.

To close, it’s an exciting time to be part of Fifth Third. We’re focused on delivering strong returns for long-term investors and are proud to rank second amongst peers in total shareholder return over the past 3-, 5-, 7- and 10-year time frames. Stability, profitability and growth will continue to be our operating priorities in that order because we’ve invested in a limited number of large strategic opportunities because we have focused on achieving density where we compete and because we have leveraged technology to differentiate our products and boost operating capacity, we have everything that we need to achieve the promise of our Comerica merger. With that, I’m happy to take your questions.

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Ryan Matthew Nash

Goldman Sachs Group, Inc., Research Division

So a lot of interesting stuff in the deck on the Comerica and the integration and revenue synergies. So maybe we’ll start to dig into some of those. I’m looking at one of the slides, the deal is slated to close in the first quarter. I guess, first, what are the major hurdles between now and then? And any concerns given the HoldCo lawsuit that was out there that could delay this?

Timothy N. Spence

Yes. I promised to be on my best behavior. No, we’re not worried at all. I think we got the regulatory applications in before the end of October. As I mentioned, we’ve been in constant dialogue with both the Fed and the OCC. Those discussions have all been quite constructive, and there is nothing that’s come up that has caused me even the slightest concern. I think if anything, the sort of experience we’re having is consistent with what we have been hearing from others who were ahead of us in line in terms of these transactions moving through in a sort of 90-day-ish type of time frame.

We have our shareholder meetings on January 6. Like if the worst thing that our shareholders are going to say about the deal is that there could have been more tangible book value dilution. I think we’re probably in really good shape. And frankly, given the feedback that we’ve gotten from Comerica shareholders, and the way that the market is trading the deal in general, it’s pretty clear to me that the shareholder vote is going to be very smooth on that front. So the last issue here is just the resolution of the suit. Having not spent a lot of time paying attention to this, I was a little bit surprised to learn that strike suits have been filed for basically every major deal that has been done over the course of the past several years, and I expect that will work its way out through the courts in due time.

Ryan Matthew Nash

Goldman Sachs Group, Inc., Research Division

I will agree, that was best behavior, and that was — I did like the way you talk about the TBV dilution. So just looking at the time line, you’re planning on closing in the first quarter and then it says systems branch and conversion is going to happen in the fourth. I guess talk to us about why that’s the right time, what planning is being done and what you do need to ensure that you’re ready as those dates approach?

Timothy N. Spence

Yes. Job #1 when you get these deals, it’s a first do-no-harm sort of a thesis. Like what we’re excited about with Comerica is the expense synergies paid for the deal, but the markets, the vertical expertise, things like the dealer platform, tech and life sciences, waste management, stuff we’ve talked about before and the middle market franchise and the culture they have there are really the foundation for like a decade of organic growth opportunities at Fifth Third.

So we got to make sure that we handle the conversion sensitively. We had about a 9-month approval time line with MB and then we converted in about 8 weeks after that. So call it a year from announcement, a little less than, it just made sense to us as we did our initial planning with Comerica that we take the same approach here. So we’ll get the deal closed. We’ll get the expense actions frontloaded to the extent that we’re able to.

And then we’re going to work on what I would think of as more an onboarding experience for their commercial clients than a conventional conversion experience. So we will — for the largest relationships, in particular, the ones that have complex treasury needs, actually onboard them the way that we would if we were winning new business over the course of the period of 6 months. And that makes the weekend system conversion much less fraught, right? I think the good news from my perspective, we’ve essentially been converting ourselves over the last 5 years as we’ve done all the tech modernization activity.

So we have a clean platform. We understand how to do the cutover. We learned some really valuable things in the process at MB that silly won here. I don’t know my own Fifth Third app, mobile app password because I’ve been using biometrics to log in for the past several years. So there are things that you can do to precondition customers before you cut over so that they have a better experience, and we’ll be ready to go over the 3-day weekend at the beginning of the fourth quarter or end of the third.

Ryan Matthew Nash

Goldman Sachs Group, Inc., Research Division

Got you. So one of the things that you’ve noted is that their consumer bank was somewhat underinvested in. And maybe just talk about, is it just opening more branches? Is there more to do than that? And you commented before about getting loan growth to being similar to the 5% to 6% that Fifth Third historically has done. How do you get both franchises as you bring them together, generating the type of loans and deposit growth? And is there more investments that have to be made?

Timothy N. Spence

Yes. I think — I actually think the Comerica team was smart not to be investing at the time they did in retail. One of the things that I admire about their culture is they’re honest about what they’re good at and they focus on those things and the things that they don’t have the capabilities or expertise in, they don’t do it. And that’s not common, right? We have a lot of banks that are building branches that haven’t built branches in a while or folks that have had more difficult time figuring out how to utilize direct marketing. We’re trying to do more of that.

The Comerica folks were just clear eyed that they didn’t have the capabilities and therefore, they didn’t spend the money. So they haven’t run a consumer deposit marketing campaign in 13 years, right? We drop 8 to 12 campaigns for households alone, not including the things that we do on an ongoing basis to my wallet share for our existing clients every year, right? So that’s just job one is take the analytical marketing expertise, reground the models for Comerica’s markets and generate a boost in same branch deposit production.

We get about 35% of our monthly household and deposit production from the branch through marketing-linked activity. So it would be fair to assume that as we get going here, that’s where we’re going to be the legacy Comerica. Second is obviously building the network to the right level of density in these markets. Like Comerica’s performance in Michigan in retail is as you would expect, because they have high share and strong brand awareness, comparatively much stronger than in Texas and California, where the network is thinner.

So we’re just going to solve that problem and fill it out. And we have — whatever, a deep track record at this point of the results that the de novo program at Fifth Third have been able to drive relative to others. The last thing, which is one that I don’t know that I fully appreciate when we get a little bit further into the deal is that we get a lot of home equity production, we get good card production, and we get excellent investment production out of our retail network because of the playbook we’ve got and because of our staffing ratio.

So you have, call it, 1 mortgage loan officer for every 4 branches at Fifth Third. You have 1 investment adviser for every 3 branches. The loan officers generated a little more than $4 billion in production last year. Fifth Third Securities, the broker-dealer had over $300 million in — well over $300 million in recurring fee revenue last year. So at Comerica, there are 5 MLOs covering 345 branches, and there are 30 investment executives covering those same branches.

So they’re operating at a rate that’s like 3x less than what we are operating at on the investment side of the equation and substantially less than that, call it, 10x less in terms of what we would want to be doing on the mortgage front, maybe 20x. So we will do some hiring in those places. There are [indiscernible] already open in several of these markets so that we can bring the full playbook to bear.

Ryan Matthew Nash

Goldman Sachs Group, Inc., Research Division

And when you think about the 150 branches that you’re in, I think you said 75 Houston, Dallas and then 25 San Antonio and Austin. Maybe just talk about the strategy going in there. Is this — are we using the same playbook that we’ve used in the Southeast? Are the markets different at all that have to make some tweaks to it? Talk to us about that.

Timothy N. Spence

Yes. It’s fundamentally the same playbook. So same geospatial tool that we utilize to locate branches which, I think we mentioned, that definitely will be the only time in my lifetime that I’m associated with an award for advancing an academic field study with the GIS Award that we won a few years ago for that tool, that same learnings in terms of the — what we choose to build, how we evaluate individual parcels of land in a given area. And then certainly the same learnings as it relates to the launch tactics.

What’s consistent about Texas and the Southeast that’s quite different than most of the markets on the northern half of the country is they’re less dense, right? They don’t deal with the topographical barriers like rivers and oceans that we do here in New York. They’re growing so fast that they’re not as urbanized. And the byproduct of that is you need to be thinking about what you do in the city centers and how you provide points of convenience locally, but it really is about how you handle the neighborhoods that ring the urban core.

And I think just the early returns from the branches we built in large cities like Broward North and Southeast Florida, like what we’re getting out of Georgia is our de novos are actually doing better there than they were doing in the midsized towns. And we’re doing pretty well in the midsized cities. So I think we’re in very good shape in terms of the toolkit.

Ryan Matthew Nash

Goldman Sachs Group, Inc., Research Division

And maybe to round out the discussion on the Comerica footprint. California is obviously a longer-term time line, but you mentioned there’s lots of things you could do. You gave the example of Newline can work with TLS within the innovation economy. Maybe just talk about the approach to California. Is there more that could be done? Do things like the OCC opening up venture lending and that the kind of things increase what you can do out there?

Timothy N. Spence

Yes. So from a consumer perspective, the nice thing about California is it’s an incredibly deep pool of liquidity. And because we have such a small share across the state, sort of the net incremental relative to cannibalization on rate offers will work very much in our favor. So the strategy there will be more deposit balance driven than it would be conventionally household driven, although we will do some household marketing in places where we have the right level of density.

I think the exciting thing is what we’re going to be able to do on the commercial side of the equation. We’ve had a really good middle market presence in Southern California and then up into the Central Valley in particular. The #1 thing those folks ask for every time I’m out there is can we just get a few branches because we need folks to have access to them. So our — the Fifth Third existing team is over the moon about having a thin network that will be able to support their activity.

It will allow us to do some things in the emerging middle market space that we have not been able to do out there, and Comerica has demonstrated that, that will be quite successful. But I think to your point, the big growth strategy is going to be innovation economy. There’s no question that the combo of actions that the OCC took recently will make it much easier to participate in venture lending. But the value doesn’t come from the lending in those businesses.

Like conventionally, it’s a 4:1 deposit-to-loan ratio that you generate. But you have to be able to know how to do the lending. You got to have the relationships with the VCs to do everything else. So that is going to be the tip of the spear on the California strategy for us as we think there is a role in an ecosystem now that’s sort of dominated by people who are in the venture banking space because they want the capital markets opportunities and the IPOs for somebody who wants to play in that market, but who wants the operating activity and who has the tech to do the integration that’s required to make those businesses work straight through the way that they need to work.

Ryan Matthew Nash

Goldman Sachs Group, Inc., Research Division

Maybe let’s switch a little bit, just talk about the current operating environment. So you gave an updated 4Q guide where, as you mentioned in your prepared remarks, Tim, you tweaked down slightly in noninterest income due to a little bit capital market deals getting pushed. You made up [indiscernible] on the expense side. So we’re ending up in the same place from a PPNR perspective. Maybe just focus on 2 things in particular. One, what are you guys seeing in the lending environment? And two, obviously, it was nice to see the reiteration of the 40 basis points of charge-offs. Can you give sort of broad updates in terms of how you’re feeling about credit?

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Timothy N. Spence

But in general, I feel really good about the exit point for the year and how it sets us up, as I mentioned in my remarks, to continue to deliberate this sort of mid- to high single-digit growth on the revenue line items on a Fifth Third stand-alone basis than what we’re going to be able to add with Comerica. From a credit perspective, things are advancing more or less exactly as we expect.

Ryan Matthew Nash

Goldman Sachs Group, Inc., Research Division

Maybe to dig in a little bit further on the revenue synergy opportunity, the $500 million over 3 to 5 years, lots of these are in areas where if you think about it, either you’re building the branches to generate retail opportunity. Are these areas where Fifth Third has been — has had superior performance and a lot of it is bringing Comerica up to the same sort of level? Can you maybe just talk about any investment that’s needed to generate these? And will there be any sort of timing mismatch as you think about generating this?

Timothy N. Spence

Yes. The expense synergies that we announced when we announced the deal were a net number, inclusive of assumptions around reinvesting into the franchise. So I don’t want anybody walking away worried that there’s some big unexpected expense growth here that — on the Comerica front that isn’t anticipated. The near-term opportunities here are in leveraging the things that we know how to do and allowing their folks to be more productive, right?

It takes time to get the hiring engine going in markets where you’re not recruiting. I learned that one the hard way, like when we had trunk middle market bankers relatively consistently over a 10-year period when I become President of the company. And it took us 18 to 24 months just to get people back into the habit of having the sorts of conversations that we needed to have to get on this 6% to 7% annual growth rate that we now have in terms of experienced RMs and wealth advisers. And then it will clearly take time.

Even in Texas, you got to wait a couple of months for a permit it turns out, but it will take time to get the branches built and out of the ground as we talked about when we gave our initial time frame. So I’m most excited about what we’re going to be able to do in the middle market. I hear from the Comerica folks when I’m out that both the larger balance sheet and the capabilities, in particular, the technology, like they have — many of them would say, listen, we have — I have a 30-year relationship, we do all of the lending for the client. They leave excess deposits here, but they had to take the treasury somewhere else because there was a capability that they needed that they weren’t able to offer or they needed to move into a syndicated transaction. We just didn’t have the scope of services that we needed in order to retain it.

And so there’s stuff we’re going to be able to do on that front. And then the same branch production will be like that, right? That is an operational business for us. There’s a well-defined playbook. It works in the Midwest. It works in the Southeast. It’s worked in midsized markets and large ones. And I’m relatively certain that we’ll be able to get that going even immediately after legal day 1 for everything other than checking and then post conversion, we’ll get the checking going too.

Ryan Matthew Nash

Goldman Sachs Group, Inc., Research Division

Awesome. Well, we’re out of time, but please join me in thanking Tim.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about our business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future common share dividends, common share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.

Comerica Incorporated’s (“Comerica”) and Fifth Third Bancorp’s (“Fifth Third”) actual results and financial condition may differ materially from those indicated in these forward-looking statements. Important factors that could cause Comerica’s and Fifth Third’s actual results, financial condition and predictions to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in our and Fifth Third’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings and synergies from the merger of Comerica with Fifth Third (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized; (2) the failure of the closing conditions in the merger agreement between Comerica and Fifth Third providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances, including the impact and timing of any government shutdown, that could delay the Transaction or could give rise to the termination of the merger agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Comerica, Fifth Third or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Comerica and Fifth Third operate; (6) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (7) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Comerica or Fifth Third to operate its business outside the ordinary course during the pendency of the Transaction; (8) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (9) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (10) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) reputational risk and potential adverse reactions of Comerica or Fifth Third customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (12) the dilution caused by Fifth Third’s issuance of additional shares of its common stock in connection with the Transaction; (13) a material adverse change in the condition of Comerica or Fifth Third; (14) the extent to which Comerica’s or Fifth Third’s businesses perform consistent with management’s expectations; (15) Comerica’s and Fifth Third’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the timing and impact of Comerica’s Direct Express transition; (19) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (20) changes in customer behavior; (21) unfavorable developments concerning credit quality; (22) declines in the businesses or industries of Comerica’s or Fifth Third’s customers; (23) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction of expansion of the combined company’s business operations following the proposed Transaction; (24) general competitive, political and market conditions and other factors that may affect future results of Comerica and Fifth Third including changes in asset quality and credit risk; (25) security risks, including cybersecurity and data privacy risks, and capital markets; (26) inflation; (27) the impact, extent and timing of technological changes; (28) capital management activities; (29) competitive product and pricing pressures; (30) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (31) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Comerica’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000108/cma-20241231.htm), and in Fifth Third’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000003552725000079/fitb-20241231.htm), as well as Comerica’s and Fifth Third’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Comerica and Fifth Third disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Fifth Third filed a registration statement on Form S-4 (File No. 333-291296) with the SEC to register the shares of Fifth Third common stock that will be issued to Comerica stockholders in connection with the proposed Transaction. The registration statement includes a joint proxy statement of Comerica and Fifth Third that also constitutes a prospectus of Fifth Third. The registration statement became effective on November 25, 2025. Fifth Third filed a prospectus on November 25, 2025, and Comerica filed a definitive proxy statement on November 25, 2025. Comerica and Fifth Third each commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about November 25, 2025. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING COMERICA, FIFTH THIRD, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Comerica or Fifth Third through the website maintained by the SEC at https://www.sec.gov or by contacting the investor relations department of Comerica or Fifth Third at:

Comerica Inc.	Fifth Third Bancorp
Comerica Bank Tower 1717 Main Street, MC 6404	38 Fountain Square Plaza MD 1090FV
Dallas, TX 75201	Cincinnati, OH 45263
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@comerica.com (833) 571-0486	IR@53.com (866) 670-0468

Before making any voting or investment decision, investors and security holders of Comerica and Fifth Third are urged to read carefully the entire registration statement and definitive joint proxy statement/prospectus, including any amendments thereto when they become available, because they contain or will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

PARTICIPANTS IN THE SOLICITATION

Comerica, Fifth Third and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Comerica and shareholders of Fifth Third in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of each of Comerica and Fifth Third is set forth in (i) Comerica’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Information about Nominees and Other Directors”, “Director Independence”, “Transactions with Related Persons”, “Compensation Committee Interlocks and Insider Participation”, “Compensation of Directors”, “Proposal 3 Submitted for your Vote – Non-Binding, Advisory Proposal Approving Executive Compensation”, “Pay Versus Performance”, “Pay Ratio Disclosure” and “Security Ownership of Management”, which was filed with the SEC on March 17, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000135/cma-20250313.htm, and (ii) Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Board of Directors Compensation”, “Compensation Discussion and Analysis”, “Human Capital and Compensation Committee Report”, “Compensation of Named Executive Officers”, “CEO Pay Ratio”, “Pay vs Performance”, “Company Proposal No. 2: Advisory Vote on Compensation of Named Executive Officers (Item 3 on Proxy Card)” and “Compensation Committee Interlocks and Insider Participation”, which was filed with the SEC on March 4, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000119312525045653/d901598ddef14a.htm. To the extent holdings of each of Comerica’s or Fifth Third’s securities by its directors or executive officers have changed since the amounts set forth in Comerica’s or Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=35527&owner=exclude, and at https://www.sec.gov/edgar/browse/?CIK=28412&owner=exclude.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.